

Investor Presentation (Q4 2017)

(WSBC financials as of Q3 2017)

John Iannone

Vice President, Investor Relations

304-905-7021

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2016 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, June 30, and September 30, 2017, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.



1

Who and Where We Are

- ➢ Founded in 1870
  - $9.9 billion in assets
  - Strong community banking roots
  - Headquartered in Wheeling, WV
- ➢ Strong market positions across legacy and diverse, major metropolitan markets
  - Balanced market distribution
  - Strong demographic trends across footprint
- ➢ Diversified and well-balanced
  - Multiple revenue generation engines
  - 100-year old trust business
  - Proprietary mutual fund family
- ➢ Strong credit quality and regulatory compliance
- ➢ Well-defined growth strategies

Strong Market Positions in Major Markets



Broad and Balanced Market Distribution



Loans: KY 7%, IN 8%, WV 29%, PA 20%, OH 36%

Deposits: KY 8%, IN 7%, WV 35%, PA 21%, OH 29%



Note: asset, location, loan, & deposit data as of 9/30/2017; market share based on 2017 MSA deposit rankings (source: S&P Global) (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance)

2

Key Differentiators

- ➢ Emerging financial services company with a community bank at its core
  - Diversified revenue growth engines with a critical focus on credit quality
  - Well-balanced loan and deposit distribution across broad footprint
  - Robust legacy market share combined with strong market positions across diverse metropolitan markets
  - Strong legacy of credit and risk management

- ➢ Solid, and growing, non-interest income generation
  - $3.9B of assets under management, including $0.9B in our *WesMark Funds*
  - Year-to-date operating non-interest income increased 14% year-over-year

- ➢ Focus on customer service to ensure relationship value that meets all customer needs efficiently and effectively

- ➢ Strong expense management culture with a year-to-date efficiency ratio of 56.9%, while executing on long-term growth strategies

 Note: market share based on 2017 MSA deposit rankings (source: S&P Global); financial data as of quarter ending 9/30/2017 (operating non-interest income as of year-to-date period ending 9/30/17); please see the reconciliations to GAAP results in the appendix

Investment Rationale

➤ Well-balanced financial services company with a diversified earnings stream and a strong legacy of credit and risk management

➤ Disciplined growth, balanced by a fundamental focus on expense management, that delivers positive operating leverage and increases shareholder value

➤ Well-defined growth and $10 billion asset threshold strategies for long-term success

➤ Focus on shareholder value through earnings and dividend growth

➤ Favorable asset quality and operating metrics when compared to peers

➤ Stock trades at a 1-2x multiple discount – despite favorable operating metrics

Well-positioned for continued, high-quality growth with strong upside market appreciation potential



Note: multiple discount based on stock prices and consensus estimates (current year and next year) as of 10/30/17 (source: FactSet)



Growth Strategy

Long-Term Growth Strategies

➢ Diversified loan portfolio with a focus on Commercial & Industrial (C&I) and home equity lending
  - Increased productivity from and enhancements to the commercial lending team
  - Utilizing financial center network to support home equity lending

➢ Long history of strong wealth management capabilities
  - Proprietary mutual funds, and a century of trust experience
  - Established wealth management services key to fee income growth strategy

➢ Traditional retail banking service strategies
  - Focus on customer service and convenience
  - Customer needs-based product evaluation and delivery through various channels and cross-disciplines

➢ Strong culture of expense management
  - Focus on delivering positive operating leverage while making necessary growth-oriented and risk-prevention investments

➢ Franchise-enhancing expansion in contiguous markets



Diversified Loan Portfolio

- ➢ Focus on strategic growth, diversification, and credit quality
  - ▪ Expansion of Commercial and Industrial (C&I) and HELOC portfolios
  - ▪ Targeted reductions in consumer portfolio to reduce risk profile

- ➢ Full suite of treasury management products, including international services, foreign exchange, and enhanced wire and lockbox capabilities

- ➢ Average loans to average deposits ratio of 90.4% provides significant opportunity for continued loan growth

- ➢ Manageable lending exposure, with no concentrations, to the energy-related, hotel, and retail industries



$6.4 Billion Loan Portfolio

- Comm'l R/E: Improved Property 38%
- Comm'l & Industrial 18%
- Consumer 5%
- HELOC 8%
- Residential R/E 21%
- Comm'l R/E: Land, Construction 10%

Five-Year CAGR

Loan Category	Total	Organic
C&I	20%	11%
HELOC	16%	10%
Residential R/E	15%	3%
Comm'l R/E (Total)	12%	5%
Consumer	7%	(7%)



Note: loan and deposit data as of 9/30/17; CAGR based on 9/30/12; organic CAGR excludes loans acquired from Your Community Bankshares (9/9/16), ESB Financial (2/10/15), and Fidelity Bancorp (11/30/12)

Strong Wealth Management Capabilities

Trust & Investments

- $3.9B of trust and mutual fund assets under management
- 5,000+ relationships
- Growth opportunities from shale-related private wealth management
- Expansion in Kentucky and Indiana
- *WesMark* funds



Insurance

- Personal, commercial, title, health, and life
- Expand title business in all markets
- Applied quotation software utilization (personal)
- TPA services for small business ealthcare plans

Securities Brokerage

- Securities investment sales
- Licensed banker program
- Investment advisory services
- Regional player/coach program
- Expand external business development opportunities
- Expansion in Kentucky and Indiana



Private Banking

- $500MM in private banking loans and deposits
- 1,600+ relationships
- Growth opportunities from shale-related private wealth management
- Expansion in Kentucky and Indiana



Note: assets and clients as of 9/30/17; chart financials as of 12/31 unless otherwise stated

Retail Banking Strategies

- Efficient financial center network that provides a core funding advantage
  - Effective staff management and technology utilization supported by centralized, low-cost back office functions
  - Utilizing network to support residential mortgage, home equity lending, and business banking, as well as wealth management products and services

- Transitioning financial center personnel from transaction-based to needs -based sales activity
  - Full integration of CRM system to track relationships and referrals
  - Centers in key markets have bankers licensed to offer investment products
  - Majority of urban center managers have completed or are enrolled in our Business Banking Academy program
  - Growth in demand deposits, business banking loans, and e-banking fees

- Continuous reviews for financial center optimization
  - Technology deployments and an omni-channel distribution model
  - Since 2012, closed eleven offices, downsized five, and opened or moved four offices in more attractive locations



Note: location data as of 9/30/2017

Strong Culture of Expense Management

➢ Fundamental focus on expense management to deliver positive operating leverage and increase shareholder value

➢ Scalable technology infrastructure supports both organic and acquisition-related growth without significant additional investment

➢ Emphasis on technology and software to streamline and improve processes, reduce travel cost, and enhance communication

➢ Introduced software and cost control tools to enhance overall combined purchasing efforts and to better manage travel expenses

➢ Regular review of all operational and information technology contracts and services to ensure quality while controlling costs



Franchise Expansion

- Targeted acquisitions in existing markets and new higher-growth metro areas

- Critical, long-term focus on shareholder return

- Strong capital and liquidity, along with strong regulatory compliance processes, provides ability to execute transactions quickly

- Diligent efforts to maintain a community bank oriented value-based approach to our markets

- History of successful acquisitions that have improved earnings



Contiguous Markets Radius

Recent Acquisitions

- YCB: announced May-16; closed Sep-16
- ESB: announced Oct-14; closed Feb-15
- Fidelity: announced Jul-12; closed Nov-12
- AmTrust (5 branches): announced Jan-09; closed Mar-09
- Oak Hill: announced Jul-07; closed Nov-07



$10 Billion Asset Threshold Plan

➢ Current environment does not change stated plans or infrastructure build

➢ Methodically making the necessary investments, and believe are well-positioned from staffing, infrastructure development, process, compliance, and CRA perspectives

- Liquidity, loan, and capital stress testing in preparation for DFAST reporting
- Majority of preparatory costs (staff, software, consulting) have been incurred to -date, and currently anticipate no large, single-period investment requirement

➢ Continuing to monitor and assess the timing and impact of crossing

- While currently ready to cross the threshold, anticipate crossing sometime during the next one to two years, without having to constrain loan growth
- Prefer to cross via a franchise-enhancing acquisition(s) within a six-hour drive of Wheeling headquarters either through a combination of several small- to mid-sized deals, or a larger, several billion dollar asset transaction
  - Potential acquisition must enhance shareholder value and be accretive to help cover reduced interchange income and additional FDIC expense



Favorable Operating Metrics

➢ Disciplined execution upon growth strategies providing favorable performance versus peer group across key operating metrics



Return on Average Tangible Equity

15.6%   14.6%   14.0%   13.7%

12.7%   13.1%   13.0%   13.5%

15.4%   13.4%   12.7%   13.7%

2014   2015   2016   2017 (9/30 YTD)

WSBC   WSBC (excl. merger expenses)   Peer Average



Return on Average Assets

1.13%   1.08%   1.07%   1.07%

1.03%   1.06%   1.04%   1.06%

1.12%   0.99%   0.97%   1.07%

2014   2015   2016   2017 (9/30 YTD)

WSBC   WSBC (excl. merger expenses)   Peer Average



Efficiency Ratio

61.8%   59.3%   57.9%   56.9%

59.6%   57.1%   56.7%   56.9%

2014   2015   2016   2017 (9/30 YTD)

WSBC   Peer Average



Non-Performing Assets to Total Assets

0.89%   0.76%   0.61%   0.55%

0.89%   0.60%   0.49%   0.48%

2014   2015   2016   2017 (9/30)

WSBC   Peer Average



Note: financial data as of 12/31; current YTD data as of 9/30/2017; please see the reconciliations in the appendix; peer group includes SRCE, CHFC, CBU, EGBN, FNB, FCF, FFBC, FRME, NBTB, ONB, PRK, PNFP, STBA, TMP, TOWN, UBSH, UBSI; peer ratios from S&P Global and company reports (as of 10/31/17) and represent simple averages for ROTCE & efficiency ratio, and weighted averages for ROAA & NPAs to Assets







Returning Value to Shareholders

- Focus on appropriate capital allocation to provide flexibility while continuing to enhance shareholder value
- Q3 2017 dividend payout ratio of 43.3% provides upside potential
- Q3 2017 dividend yield 2.6%, compared to 1.6% for bank group

Quarterly Dividend per Share ($)

+86%
$0.26
$0.14
4Q10
3Q17

Tangible Book Value per Share ($)

$18.40
+52%
$12.09
4Q10
3Q17

Note: dividend through August 2017 declaration announcement; WSBC dividend payout ratio based on earnings per share excluding restructuring & merger-related costs; WSBC dividend yield based upon 10/30/17 closing stock price of $40.08; bank group ($5B to $10B total assets) dividend data as of 3Q2017 (source as of 10/31/17: S&P Global)



Financial Overview

Financial and Operational Highlights – Q3 2017

➤ Net income up 13.9% and EPS of $0.60 (excluding merger-related costs)

➤ Return on tangible common equity of 13.3% (excluding merger-related costs)

➤ Strong progress on our operational and growth strategies in order to maintain a strong financial institution

- Well-positioned for success in any type of operating environment

➤ Investing in becoming a larger company while carefully managing costs

- Committed to driving positive operating leverage and maintaining a strong efficiency ratio while balancing the necessary investments for crossing the $10 billion asset threshold and future growth
- Enhancing talent and product breadth for strategic long-term growth

➤ Continued strategy execution to diversify/strengthen loan portfolio quality

- Strategic focus loan categories delivered mid-single digit year-over-year loan growth of 5.5% in total commercial lending and 4.3% in home equity lending
- Targeted reductions in consumer portfolio (indirect lending) to reduce risk profile
- Continued sale of a higher percentage of residential real estate mortgages in the secondary market, which has benefit of increasing fee income


Note: financial data as of quarter ending 9/30/2017, which reflects impact of the YCB merger (closed 9/9/2016), and compared to the quarter ending 9/30/2016; please see the reconciliations to GAAP results in the appendix

16

Financial Performance Summary (Non-GAAP)

($000s, except earnings per share)	Three Months Ending			Nine Months Ending		
	9/30/2016	9/30/2017	*Change*	9/30/2016	9/30/2017	*Change*
Net Income [1]	$23,859	**$26,356**	10.5%	$69,292	**$78,903**	13.9%
Diluted Earnings per Share [1]	$0.60	**$0.60**	0.0%	$1.79	**$1.79**	0.0%
Net Charge-Offs as % of Average Loans [2]	0.20%	**0.12%**	(8bp)	0.20%	**0.12%**	(8bp)
Net Interest Margin (FTE)	3.32%	**3.48%**	16bp	3.30%	**3.45%**	15bp
Return on Average Assets [1]	1.09%	**1.06%**	(3bp)	1.08%	**1.07%**	(1bp)
Return on Average Tangible Equity [1]	13.60%	**13.31%**	(29bp)	13.91%	**13.74%**	(17bp)
Efficiency Ratio [1]	55.81%	**57.03%**	122bp	56.12%	**56.91%**	79bp



(1) excludes merger-related expenses
(2) all figures are three month ending figures; do not disclose year-to-date figures
Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 9, 2016

Net Interest Margin

➤ During 2017, net interest margin (NIM) improvement has resulted from a combination of balance sheet remix strategy, the YCB acquisition, and recent Federal Reserve target federal funds rate increases

- Positioned for asset sensitivity in a rising interest rate environment
- Demand deposits have increased to 50% of total deposits (vs. 46% last year)
- Year-to-date total interest-bearing deposit costs have only increased 5 basis points year-over-year, benefiting from non-interest bearing deposits increasing to 26% of total deposits and, potentially, our core deposit funding advantage
- Competitive pressures continue on loan pricing and non-pricing terms
- Decline in yield curve since the end of 2016 provides NIM expansion headwind



Net Interest Margin (FTE)

Annual				Quarterly		
3.61%	3.41%	3.32%		3.36%	3.32%	3.48%
2014	2015	2016		3Q15	3Q16	3Q17



Note: the "yield curve" represents the spread difference in the market yields for the 2-year and 10-year U.S. Treasury securities; the spread was ~125bp at 12/31/2016 and declined to ~80bp at 9/30/2017 (source: Federal Reserve H.15 Selected Interest Rates)

Interest Rate Sensitivity

➢ Positioned for asset sensitivity in a rising rate environment

Immediate Change in Interest Rates	Change in Net Interest Income from Base over One Year	
	December 31, 2016	September 30, 2017
+1% Rate Shock	+3.1%	+3.0%
+2% Rate Shock	+4.6%	+5.0%
+3% Rate Shock	+4.7%	+7.4%
+2% Rate Ramp	+3.2%	+2.3%
(1%) Rate Shock	(2.3%)	(3.0%)
EVE +2% Rate Shock	+6.7%	(1.6%)
EVE (1%) Rate Shock	(9.8%)	(2.9%)



Note: "EVE" is the economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios





Securities Portfolio

- Securities portfolio represents ~24% of total assets
  - Scheduled maturities, calls, and select sales of short-term, lower-yielding securities to help manage risk and portfolio efficiency while funding loan growth
- Provides near-term flexibility to support loan growth, provide liquidity, and manage the size of the balance sheet under $10B
- Portfolio characteristics:
  - No credit-related issues
  - Few callable agency and no high-premium mortgage-backed securities
  - Average tax-equivalent yield 2.99%
  - Weighted average life ~4.1 years
  - 40% unpledged

Composition as of 9/30/2017

Agency Mortgage-Backed & CMO 54%
Municipals 39%
Corporate Bonds 3%
U.S. Gov't Agencies 4%
Other 0%

Total Securities = $2.3B

Note: financial data as of 9/30/2017

Diversified Revenue Generation: Non-Interest Income

➤ Operating non-interest income contributed 23% of net revenue during Q3 2017 year-to-date

➤ Q3 2017 operating non-interest income reflects:

- Growth in electronic banking and deposit service fees from a larger customer deposit base from new Indiana and Kentucky markets

- Higher gains on mortgage sales from strategy to sell a higher percentage of residential mortgages in secondary market

- Trust fees impacted by ~$(0.2MM) adjustment and lower estate fees

- Other income declined due to the prior year including higher commercial loan swap income



Operating Non-Interest Income ($MM)

Legend: Deposits, e-Banking, Trust, Brokerage, Mtg Sales, BOLI, Other

Annual: 2014 = $68.6, 2015 = $73.2, 2016 = $78.4
Year-to-Date: 3Q16 = $57.3, 3Q17 = $65.4



Note: operating non-interest income (excludes gain/loss on securities and on sale of OREO property) is a non-GAAP measure, please see the reconciliations to GAAP results in the appendix

21







Risk Management and Regulatory Compliance

- Strong legacy of credit and risk management
  - Based upon conservative underwriting standards
- Mature enterprise risk management program headed by Chief Risk Officer addressing key risks in all business lines and functional areas
  - Reports to board-level Risk Committee
- Enhancing strong compliance management system
  - Strong and scalable BSA/AML function
- Liquidity, loan, and capital stress testing for post-$10 billion DFAST reporting
- Strong regulatory capital ratios well above regulatory requirements
- Six consecutive "outstanding" CRA ratings since 2003

Basel III Tier 1 Risk-Based Capital Ratio

12.95%
13.16%
13.21%
13.37%
13.62%
Required
6.0%
3Q16
4Q16
1Q17
2Q17
3Q17

Basel III Common Equity Tier 1 Capital Ratio

11.07%
11.28%
11.28%
11.45%
11.70%
Required
4.5%
3Q16
4Q16
1Q17
2Q17
3Q17

Note: Your Community Bankshares merger closed September 9, 2016



Appendix

Stock Performance: Long-Term Cumulative Return



Note: cumulative return since WSBC IPO compared to the cumulative return for the S&P500 Index over the same time period

24

Experienced and Stable Management Team

Executive	Position	Years in Banking	Years at WSBC
James Gardill	Chairman of the Board	44*	44
Todd Clossin	President & Chief Executive Officer	33	4
Robert Young	EVP – Chief Financial Officer	31	16
Lynn Asensio	EVP – Retail Administration	39	12
Ivan Burdine	EVP – Chief Credit Officer	37	4
Jonathan Dargusch	EVP – Wealth Management	36	7
Gregory Dugan	EVP – Senior Operations Officer	40	38
Steve Lawrence	EVP – Chief Internal Auditor	37	23
Michael Perkins	EVP – Chief Risk & Administration Officer	22	22
Anthony Pietranton	EVP – Human Resources	29**	4
Brent Richmond	EVP – Treasury & Strategic Planning	32	15
Jayson Zatta	EVP – Chief Banking Officer	31	9

 * as legal counsel to WesBanco ** in financial services, including nine in banking

Financial Performance Summary Trend – Annual

Net Income [1] ($MM)



Efficiency Ratio [1]



Return on Average Assets [1]



Return on Average Tangible Equity [1]





[1] excludes merger-related expenses

Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

26

Diligent Focus on Credit Quality – Annual Trend

➤ Loan loss allowance decline due to improvement in credit quality

Net Charge-Offs as % of Average Loans



Legacy Loan Loss Allowance and Total Loans



Non-Performing Assets to Total Assets



NPAs to Total Loans, OREO & Repossessed Assets





Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."

27

Reconciliation: Efficiency Ratio

($000s)	Three Months Ending		Nine Months Ending		Twelve Months Ending				
	9/30/2016	9/30/2017	9/30/2016	9/30/2017	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Non-Interest Expense	$57,601	$55,754	$150,303	$166,023	$150,120	$160,998	$161,633	$193,923	$208,680
Restructuring & Merger-Related Expense	($9,883)	$0	($10,577)	($491)	($3,888)	($1,310)	($1,309)	($11,082)	($13,261)
Non-Interest Expense (excluding restructuring & merger-related expense)	$47,718	$55,754	$139,726	$165,532	$146,232	$159,688	$160,324	$182,841	$195,419
Net Interest Income (FTE-basis)	$64,481	$76,872	$188,975	$224,983	$175,027	$192,556	$200,545	$246,014	$263,232
Non-Interest Income	$21,017	$20,899	$60,001	$65,906	$64,775	$69,285	$68,504	$74,466	$81,499
Total Income	$85,498	$97,771	$248,976	$290,889	$239,802	$261,841	$269,049	$320,480	$344,731
Efficiency Ratio	55.81%	57.03%	56.12%	56.91%	60.98%	60.99%	59.59%	57.05%	56.69%

Note: "efficiency ratio" is non-interest expense excluding restructuring and merger-related expense divided by total income; FTE represents fully taxable equivalent; Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012



Reconciliation: Net Income and EPS (Diluted)

($000s, except earnings per share)	Three Months Ending		Nine Months Ending		Twelve Months Ending				
	9/30/2016	9/30/2017	9/30/2016	9/30/2017	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Net Income	$17,435	$26,356	$62,417	$78,584	$49,544	$63,925	$69,974	$80,762	$86,635
Restructuring & Merger-Related Expense (Net of Tax)	$6,424	$0	$6,875	$319	$2,527	$851	$851	$7,203	$8,619
Net Income (excluding restructuring & merger-related expense)	**$23,859**	**$26,356**	**$69,292**	**$78,903**	**$52,071**	**$64,776**	**$70,825**	**$87,965**	**$95,254**
Net Income per Diluted Share	$0.44	$0.60	$1.61	$1.78	$1.84	$2.18	$2.39	$2.15	$2.16
Restructuring & Merger-Related Expense per Diluted Share (Net of Tax)	$0.16	$0.00	$0.18	$0.01	$0.09	$0.03	$0.03	$0.19	$0.21
Earnings per Diluted Share (excluding restructuring & merger-related expenses)	**$0.60**	**$0.60**	**$1.79**	**$1.79**	**$1.93**	**$2.21**	**$2.42**	**$2.34**	**$2.37**
Average Common Shares Outstanding – Diluted (000s)	39,743	44,087	38,855	44,059	26,889	29,345	29,334	37,547	40,127



Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

Reconciliation: Return on Average Assets

($000s)	Three Months Ending		Nine Months Ending		Twelve Months Ending				
	9/30/2016	9/30/2017	9/30/2016	9/30/2017	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Net Income [1]	$69,361	$104,566	$83,375	$105,067	$49,544	$63,925	$69,974	$80,762	$86,635
Restructuring and Merger-Related Expenses (net of tax) [1]	$25,556	$0	$9,183	$427	$2,527	$851	$851	$7,203	$8,619
Net Income (excluding restructuring & merger-related expense)	$94,917	$104,566	$92,558	$105,494	$52,071	$64,776	$70,825	$87,965	$95,254
Average Assets	$8,734,224	$9,897,487	$8,603,938	$9,836,238	$5,606,386	$6,109,311	$6,253,253	$8,123,981	$8,939,886
Return on Average Assets	0.79%	1.06%	0.97%	1.07%	0.88%	1.05%	1.12%	0.99%	0.97%
Return on Average Assets (excluding restructuring & merger-related expense)	1.09%	1.06%	1.08%	1.07%	0.93%	1.06%	1.13%	1.08%	1.07%



[1] three-, six-, and nine-month (as applicable) net income figures are annualized

Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

Reconciliation: Return on Average Tangible Equity

($000s)	Three Months Ending		Nine Months Ending		Twelve Months Ending				
	9/30/2016	9/30/2017	9/30/2016	9/30/2017	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Net Income [1]	$69,361	$104,566	$83,375	$105,067	$49,544	$63,925	$69,974	$80,762	$86,635
Amortization of Intangibles [1]	$2,164	$3,154	$1,965	$3,247	$1,398	$1,487	$1,248	$2,038	$2,339
Net Income before Amortization of Intangibles	$71,525	$107,720	$85,340	$108,314	$50,942	$65,412	$71,222	$82,800	$88,974
Restructuring and Merger-Related Expenses (net of tax) [1]	$25,556	$0	$9,183	$427	$2,527	$851	$851	$7,203	$8,619
Net Income before Amortization of Intangibles and Restructuring & Merger-Related Expenses	$97,081	$107,720	$94,523	$108,741	$53,469	$66,263	$72,073	$90,003	$97,593
Average Total Shareholders Equity	$1,214,813	$1,393,965	$1,170,799	$1,376,411	$656,684	$733,249	$780,423	$1,059,490	$1,215,888
Average Goodwill & Other Intangibles, Net of Deferred Tax Liabilities	($500,752)	($584,903)	($491,465)	($585,107)	($281,326)	($318,913)	($317,523)	($442,215)	($516,840)
Average Tangible Equity	$714,061	$809,062	$679,334	$791,304	$375,358	$414,336	$462,900	$617,275	$699,048
Return on Average Tangible Equity	10.02%	13.31%	12.56%	13.69%	13.57%	15.79%	15.39%	13.41%	12.73%
Return on Average Tangible Equity Excluding Restructuring & Merger-Related Expenses	13.60%	13.31%	13.91%	13.74%	14.24%	15.99%	15.57%	14.58%	13.96%

[1] three-, six-, and nine-month (as applicable) net income figures are annualized; amortization of intangibles tax effected at 35%

Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012



31

Reconciliation: Operating Non-Interest Income

($000s)	Three Months Ending		Nine Months Ending		Twelve Months Ending		
	9/30/2016	9/30/2017	9/30/2016	9/30/2017	12/31/2014	12/31/2015	12/31/2016
Service Charges on Deposits	$4,733	$5,320	$12,861	$15,254	$16,135	$16,743	$18,333
Electronic Banking (e-Banking) Fees	$3,945	$4,883	$11,290	$14,395	$12,708	$14,361	$15,596
Trust Fees	$5,413	$5,358	$16,160	$17,073	$21,069	$21,900	$21,630
Net Securities Brokerage Revenue	$1,473	$1,721	$5,119	$5,164	$6,922	$7,692	$6,449
Net Gains on Sales of Mortgage Loans	$814	$1,103	$2,045	$3,511	$1,604	$2,071	$2,529
Bank-Owned Life Insurance	$995	$1,164	$2,910	$3,671	$4,614	$4,863	$4,064
Other Fee Income	$2,862	$1,642	$6,943	$6,318	$5,555	$5,532	$9,751
Operating Non-Interest Income	**$20,235**	**$21,191**	**$57,328**	**$65,386**	**$68,607**	**$73,162**	**$78,352**
Net Securities Gains / (Loss)	$598	$6	$2,293	$511	$903	$948	$2,357
Net Gain / (Loss) on Other Real Estate Owned and Other Assets	$184	($298)	$380	$9	($1,006)	$356	$790
Total Non-Interest Income	**$21,017**	**$20,899**	**$60,001**	**$65,906**	**$68,504**	**$74,466**	**$81,499**
Net Interest Income	$62,026	$74,254	$181,641	$217,112	$193,228	$236,987	$253,330
Total Net Revenues	$83,043	$95,153	$241,642	$283,018	$261,732	$311,453	$334,829
Total Non-Interest Income as a Percent of Total Net Revenues	25.3%	22.0%	24.8%	23.3%	26.2%	23.9%	24.3%



Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

32

Reconciliation: Legacy Loan Loss Allowance and Total Loans

($000s)	Twelve Months Ending				
	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Loan Loss Allowance	$52,699	$47,368	$44,654	$41,710	$43,674
Allowance on Acquired Loans	$0	($582)	($500)	($1)	($2,566)
Legacy Loan Loss Allowance	$52,699	$46,786	$44,154	$41,709	$41,108
Total Portfolio Loans	$3,687,762	$3,894,917	$4,086,766	$5,065,842	$6,249,436
Acquired Loans	($313,398)	($227,429)	($197,023)	($773,190)	($1,583,598)
Legacy Total Portfolio Loans	$3,374,364	$3,667,488	$3,889,743	$4,292,652	$4,665,838



Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."